Paul D. Carman Partner	111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

April 30, 2020

First Trust Exchange-Traded Fund, on behalf of First Trust Value Line® Dividend Index Fund c/o First Trust Advisors L.P. 120 East Liberty Drive Suite 400 Wheaton, Illinois 60187	First Trust Exchange-Traded Fund, on behalf of First Trust Value Line® 100 Exchange-Traded Fund c/o First Trust Advisors L.P. 120 East Liberty Drive Suite 400 Wheaton, Illinois 60187

Re: Federal Income Tax Consequences of the Reorganization of
First Trust Value Line® 100 Exchange-Traded Fund into
First Trust Value Line® Dividend Index Fund

Ladies and Gentlemen:

You have requested our opinion regarding certain United States federal income tax consequences in connection with (i) the transfer of all the assets of First Trust Value Line® 100 Exchange-Traded Fund (“FVL”) to First Trust Value Line® Dividend Index Fund (“FVD”), in exchange for shares of the FVD and the assumption by the FVD of all the liabilities of the FVL and (ii) the pro rata distribution, by class, of all the FVD Shares to the shareholders of each corresponding class of the FVL, in complete liquidation and termination of the FVL, pursuant to the Agreement and Plan of Reorganization (the “Agreement”) dated as of January 30, 2020 (the contemplated transaction in its entirety being hereinafter referred to as the “Reorganization”). FVD is a series of First Trust Exchange-Traded Fund and FVL is a series of First Trust Exchange-Traded Fund. Capitalized terms used in this letter without definition shall have the meanings given them in the Agreement.

For purposes of this opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants, statements and representations contained in originals or copies of the Agreement, the exhibits attached thereto, and such other documents and instruments as we have deemed necessary or appropriate. In our examination of the foregoing materials, we have assumed the genuineness of all signatures, legal capacity of natural persons, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies. We have assumed that such documents reflect all the material facts relating to the Reorganization. In addition, we have assumed that the Reorganization will be consummated in accordance with the terms of such documents and that none of the material terms and conditions contained therein will have been waived or modified prior to the consummation of the Reorganization.

In rendering this opinion, we are relying upon the representations and warranties made by FVL and FVD in the representation letters provided to us. We have neither been asked to, nor have we undertaken to, verify the accuracy of these and other representations made to us. In this regard, we have assumed that any representation made “to the best of knowledge,” “to the knowledge” or similarly qualified is correct without such qualification. As to all matters in which a person making a representation has represented that such person either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have likewise assumed that there is in fact no such plan, intention, understanding, or agreement.

Based upon and subject to the foregoing, it is our opinion that, for United States federal income tax purposes:

(a)      the transfer of all FVL’s assets to FVD in exchange solely for FVD shares and the assumption by FVD of all the liabilities of FVL immediately followed by the pro rata, by class, distribution to FVL shareholders of all FVD shares received by FVL in complete liquidation of FVL and the termination of FVL as soon as practicable thereafter will constitute a “reorganization” within the meaning of Section 368(a) of the Code and FVD and FVL will each be a “party to a reorganization,” within the meaning of Section 368(b) of the Code, with respect to the Reorganization;

(b)      no gain or loss will be recognized by FVD upon the receipt of all the assets of FVL solely in exchange for FVD shares and the assumption by FVD of all the liabilities of FVL;

(c)      no gain or loss will be recognized by FVL upon the transfer of all FVL’s assets to FVD solely in exchange for FVD shares and the assumption by FVD of all the liabilities of FVL or upon the distribution (whether actual or constructive) of such FVD shares to FVL shareholders solely in exchange for such shareholders’ shares of FVL in complete liquidation of FVL;

(d)      no gain or loss will be recognized by FVL shareholders upon the exchange of their FVL shares solely for FVD shares in the Reorganization;

(e)      the aggregate basis of FVD shares received by each FVL shareholder pursuant to the Reorganization will be the same as the aggregate basis of the FVL shares exchanged therefor by such shareholder. The holding period of the FVD shares received by each FVL shareholder in the Reorganization will include the period during which the FVL shares exchanged therefor were held by such shareholder, provided such FVL shares are held as capital assets at the time of the Reorganization; and

(f)      the basis of FVL’s assets transferred to FVD will be the same as the basis of such assets in the hands of FVL immediately before the effective time of the Reorganization. The holding period of the assets of FVL received by FVD will include the period during which such assets were held by FVL.

We express no opinion as to (1) the effect of the Reorganization on FVL, FVD or any FVL Shareholder with respect to any asset (including, without limitation, any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code) as to which any unrealized gain or loss is required to be recognized under federal income tax principles (a) at the end of a taxable year (or on the termination thereof) or (b) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code, or (2) any other federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

We also note that certain shareholders of FVL may be subject to special rules because of their particular federal income tax status and that the tax consequences of the Reorganization to such shareholders may accordingly differ from the ones of general application that are described above. This opinion is intended to satisfy a condition precedent to the Reorganization and is being furnished to you for that purpose. The opinion may be relied upon by FVL Shareholders and FVD Shareholders.

We consent to (i) being named in the Form N-14 relating to the FVD Shares to be issued to FVL for distribution to the FVL Shareholders (the “Registration Statement”), (ii) the discussion of this opinion in the proxy statement/prospectus included in the Registration Statement, (the “Prospectus”) and (iii) the reproduction of this opinion as an exhibit to the Registration Statement and/or the Prospectus.

Our opinion is based upon the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, all as in effect on the date hereof. All such legal authorities are subject to change, either prospectively or retroactively. We are not undertaking hereby any obligation to advise you of any changes in the applicable law subsequent to the date hereof, even if such changes materially affect the tax consequences of the Reorganization that are set forth above.

If any of the facts, assumptions or representations on which our opinion is based is incorrect, we expect you to advise us so that we may consider the effect, if any, on our opinion.

Our opinion has no binding effect on the Internal Revenue Service or the courts of any jurisdiction. No assurance can accordingly be given that, if the matter were contested, a court would agree with the legal conclusions set forth above.

Sincerely,

/s/ Chapman and Cutler LLP

Chapman and Cutler LLP